EXHIBIT 99.2

THE AUDITED COMBINED FINANCIAL STATEMENTS OF WANWANG INVESTMENT LIMITED AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

TABLE OF FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:
Combined Balance Sheets	F-3
Combined Statements of Income and Other Comprehensive Loss	F-4
Combined Statements of Changes in Shareholders’ Deficit	F-5
Combined Statements of Cash Flows	F-6
Notes to Combined Financial Statements	F-7 to F-28

F-1

AUDIT ALLIANCE LLP® A Top 18 Audit Firm 10 Anson Road, #20-16 International Plaza, Singapore 079903.
UEN: T12LL1223B GST Reg No: M90367663E Tel: (65) 6227 5428
Website: www.allianceaudit.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wanwang Investment Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Wanwang Investment Limited (the “Target Group”) as of December 31, 2021 and 2020 and the related combined statement of income and other comprehensive loss, change in shareholders’ deficit and cash flows for the years ended December 31, 2021 and 2020, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the combined financial position of the Target Group at December 31, 2021 and 2020, and the combined results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial doubt about the Target Group’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Target Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Target Group has suffered recurring significant losses and has accumulated deficiency in shareholders’ deficit. These factors raise substantial doubt about the Target Group’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Target Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Target Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP.

Singapore

August 30, 2022

We have served as the Target Group’s auditor since 2022

F-2

Wanwang Investment Limited

Consolidated Balance Sheet

	As of	As of
	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$642,837	$2,673,240
Accounts receivable	46,338	193,877
Due from a related party	-	77,458
Prepaid expenses and other current assets	1,804,718	1,200,771
TOTAL CURRENT ASSETS	$2,493,893	$4,145,346

Property, plant and equipment, net	11,484,334	11,498,002
Intangible assets, net	1,400,766	1,403,463
TOTAL NON-CURRENT ASSETS	$12,885,100	$12,901,465

TOTAL ASSETS	$15,378,993	$17,046,811

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$5,531,337	$7,309,641
Deferred revenue	6,878,183	6,563,452
Accrued expenses and other current liabilities	6,872,729	5,441,118
TOTAL LIABILITIES	$19,282,249	$19,314,211

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT
Ordinary shares, HKD1 par value, 50,000 shares authorized, nil share issued and outstanding at December 31, 2021 and December 31, 2020, respectively	$-	$-
Additional paid-in capital	4,320,264	4,320,264
Accumulated losses	(8,003,100)	(6,444,192)
Accumulated other comprehensive income	(220,420)	(143,472)
Total shareholders' deficit	$(3,903,256)	$(2,267,400)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$15,378,993	$17,046,811

The accompanying notes are integral part of the financial statements.

F-3

Wanwang Investment Limited

Consolidated Statement of Income and Other Comprehensive Loss

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2021	2020

REVENUE	$13,182,745	$10,919,933
COST OF REVENUE	(13,085,469)	(10,167,046)
GROSS PROFIT	97,276	752,887

OPERATING EXPENSES
Selling expenses	(270,094)	(235,510)
General and administrative expenses	(1,962,681)	(2,035,018)
Total operating expenses	(2,232,775)	(2,270,528)

LOSS FROM OPERATIONS	(2,135,499)	(1,517,641)

OTHER INCOME
Interest income	13,059	9,530
Other income	563,532	146,959
Total other income	576,591	156,489

LOSS BEFORE INCOME TAXES	(1,558,908)	(1,361,152)
INCOME TAX EXPENSE	-	-

NET LOSS	$(1,558,908)	$(1,361,152)

COMPREHENSIVE LOSS
Total foreign currency translation adjustment	(76,948)	(118,020)
TOTAL COMPREHENSIVE LOSS	$(1,635,856)	$(1,479,172)

LOSS PER SHARE
Basic and diluted	$(1,558,908)	$(1,361,152)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	1	1

The accompanying notes are integral part of the financial statements.

F-4

Wanwang Investment Limited

Consolidated Statement of Changes in Shareholders’ Deficit

					Accumulated
			Additional		other	Total
	Ordinary shares		paid in	Accumulated	comprehensive	shareholders'
	Shares	Amount	capital	losses	loss	deficit
Balance as of December 31, 2019	1	$-	$4,320,264	$(5,083,040)	$-	$(762,776)

Net loss	-	-	-	(1,361,152)	-	(1,361,152)
Foreign currency translation loss	-	-	-	-	(143,472)	(143,472)

Balance as of December 31, 2020	1	$-	$4,320,264	$(6,444,192)	$(143,472)	$(2,267,400)

Net loss	-	-	-	(1,558,908)	-	(1,558,908)
Foreign currency translation loss	-	-	-	-	(76,948)	(76,948)

Balance as of December 31, 2021	1	$-	$4,320,264	$(8,003,100)	$(220,420)	$(3,903,256)

The accompanying notes are integral part of the financial statements.

F-5

Wanwang Investment Limited

Consolidated Statement of Cash Flows

	For the year ended December 31,	For the year ended December 31,
	2021	2020

Cash flows from operating activities
Net loss	$(1,558,908)	$(1,361,152)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,783,520	1,447,530
Changes in operating assets and liabilities:
Accounts receivable	150,549	(183,665)
Prepaid expenses and other current assets	(488,010)	(879,419)
Accounts payable	(1,938,825)	2,442,210
Deferred revenue	152,424	924,803
Accrued expenses and other current liabilities	1,272,362	(659,180)
Net cash (used in) provided by operating activities	(626,888)	1,731,127

Cash flows from investing activity
Purchase of property, plant and equipment	(1,445,027)	(1,035,487)
Net cash used in investing activity	(1,445,027)	(1,035,487)

Effect of changes of foreign exchange rates on cash	41,512	160,231
Net (decrease) increase in cash	(2,071,915)	695,641
Cash, beginning of year	2,673,240	1,817,368
Cash, end of year	$642,837	$2,673,240

F-6

Wanwang Investment Limited

Notes to Consolidated Financial Statements

Note 1 - Organization and business background

Wanwang Investment Limited (“the Company”) was incorporated under the laws of the British Virgin Islands (“BVI”) on March 23, 2018 and issued one ordinary share at HK$1 each to Mr. Huang Xiao Shi.

On May 19, 2008, Wanzhong (HK) Investment Limited (“Wanzhong HK”) was incorporated under the laws of Hong Kong.

On December 12, 2008, Fujian Adve Investment Management Co., Ltd (“Fujian Adve”) was incorporated under the laws of the People’s Republic of China (the “PRC” or “China”). Wanzhong HK, Pakray Resources Limited, Fortune Winner International (China) Limited and Jie Qing Technology Education Investment Limited were the shareholders of Fujian Adve. On May 16, 2010, Wanzhong HK, Pakray Resources Limited, Fortune Winner International (China) Limited and Jie Qing Technology Education Investment Limited signed an equity transfer agreement whereby Wanzhong HK acquired all the equity interests of Fujian Adye from Pakray Resources Limited, Fortune Winner International (China) Limited and Jie Qing Technology Education Investment Limited and became a 100% shareholder in Fujian Adve. After the transfer, Fujian Adve changed its name to Fujian Wanzhong Education Investment Management Co., Ltd (“Fujian Wanzhong”).

On July 20, 2016, Wan Zhong (H. K.) Education Investment Co., Ltd (“Wan Zhong”) was incorporated under the laws of Hong Kong, of which Mr. Huang Xiao Shi was the sole shareholder. On September 7, 2018, Thrive Shine Limited acquired 18.4% of the equity interests in Wan Zhong and Mr. Huang Xiao Shi became the 81.6% equity interest holder in Wan Zhong. On November 18, 2021, Mr. Huang Xiao Shi transferred his 81.6% of the equity interests in Wan Zhong to the Company. On January 20, 2022, Thrive Shine Limited transferred its 18.4% of the equity interests in Wan Zhong to the Company. On January 25, 2022, the Company issued 8,159 ordinary shares at HK$1 each to Mr. Huang Xiao Shi and 1,840 ordinary shares of HK$1 each to Thrive Shine Limited, and Mr. Huang Xiao Shi and Thrive Shine Limited became the shareholders of the Company (the “Controlling Shareholders”).

On October 8, 2016, Wanzhong HK and Wan Zhong signed an equity transfer agreement, pursuant to which Wan Zhong acquired 100% of the equity interests in Fujian Wanzhong, a wholly foreign-owned enterprise incorporated under the laws of PRC.

On September 8, 2009, Minjiang University, an institution approved by the Ministry of Education of the PRC in 2002, and Wanzhong HK entered into a cooperation agreement (the “Cooperation Agreement”) to establish Strait College of Minjiang University (“Strait College”). On June 25, 2014, a supplementary agreement was signed between Minjiang University and Fujian Wanzhong to change the party of the original agreement with Minjiang University from Wanzhong HK to Fujian Wanzhong. Strait College operates as an independent college, implements independent financial accounting and assumes sole responsibility for profits. Minjiang University is responsible for straightening out the relationship and handling the application procedures. Wanzhong, as the investor of the college, provides funds for running Straits College. The cooperation period is 20 years from September 2009 to August 2029. Minjiang University charges a fixed proportion of tuition fees. The Cooperation Agreement empowered Fujian Wanzhong to exercise management control over the activities that most significantly impact the operation results of Strait College, and obligated Fujian Wanzhong to absorb a majority of the risk of loss from the Strait College’s activities, and entitled Fujian Wanzhong to receive a majority of its residual returns. In essence, Fujian Wanzhong and the Company had gained effective control over Strait College.

F-7

Wanwang Investment Limited

Notes to Consolidated Financial Statements

Note 1 - Organization and business background (continued)

On July 5, 2016, Minjiang University signed a cooperation agreement with Fujian Wanzhong to establish IEN Institute of Minjiang University. IEN Institute of Minjiang University is the predecessor of Fuzhou Melbourne Polytechnic (“FMP”). It was originally a secondary college under Minjiang University. On January 24, 2017, it obtained the Chinese and Foreign Cooperation in Running Schools License from the People’s Government of Fujian Province and became an independent institution. A council is set up to govern FMP (“the Council”). The Council is the highest decision-making body of FMP and is made up of nine members in the Council. Minjiang University, Fujian Wanzhong, Melbourne Polytechnic and FMP each has three members, two members, three members and one member in the Council, respectively. The principal of FMP is appointed by Fujian Wanzhong and is a member of the Council and the three Council members of Melbourne Polytechnic act in a concerted action with Fujian Wanzhong. Fujian Wanzhong effectively has 6 votes in the Council and hence has control over the Council. FMP is jointly organized by Fujian Wanzhong, Minjiang University and Melbourne Polytechnic of Australia. The management of FMP is organized through the Council. Minjiang University and Melbourne Polytechnic are responsible for education and teaching management. Fujian Wanzhong is responsible for the financing, investment, asset and financial management of FMP and bears corresponding liabilities. Fujian Wanzhong, through the Council, exercises management control over the activities that most significantly impact the operation results of FMP, and absorbs a majority of the risk of loss from the FMP’s activities and is entitled to receive a majority of its residual returns. In essence, Fujian Wanzhong and the Company had gained effective control over FMP.

The Company believes that the Cooperation Agreement and the Council enable Fujian Wanzhong and the Company to keep the effective control over the Strait College and FMP (collectively, “the Colleges”). Therefore, the Company believes that the Colleges should be considered as variable interest entities (the “VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Accordingly, the accounts of these Colleges are consolidated with those of Fujian Wanzhong.

Since the Company, its subsidiaries and the Colleges are effectively controlled by the Controlling Shareholders, they are considered under common control. The consolidation of the Company, the Colleges and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On February 1, 2022, the Company, Thrive Shine Limited, a company incorporated in the British Virgin Island, and its shareholder, Mr. Huang Xiao Shi, entered into a stock purchase agreement (the “Acquisition Agreement”) with China Liberal Education Holdings Limited, a NASDAQ listed company (“CLEU”), a company incorporated under the laws of the Cayman Islands. Pursuant to the Acquisition Agreement, CLEU agreed to purchase all of the equity interests in the Company in consideration of US$60 million. Pursuant to the Acquisition Agreement, the purchase consideration is payable in cash of US$40 million and the remainder of the purchase price of approximately US$20 million will be paid in cash and is subject to post-closing adjustments based on the performance of the Company in 2022.

F-8

Wanwang Investment Limited

Notes to Consolidated Financial Statements

Note 1 - Organization and business background (continued)

As of December 31, 2021, details of the VIEs and subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal activities
The Company	March 23, 2018	BVI	Parent	Holding company
Wan Zhong	July 20, 2016	Hong Kong	100%	Holding company
Fujian Wanzhong	December 12, 2008	Fujian, China	100%	Holding company
FMP	January 24, 2017	Fujian, China	VIE	Education program to college students
Strait College	September 1, 2009	Zhejiang, China	VIE	Education program to college students

F-9

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 2 — GOING CONCERN UNCERTAINTIES

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. During the fiscal years ended December 31, 2021 and December 31, 2020, the Company incurred a net loss of US$1,558,908 and US$1,361,152, respectively. As of December 31, 2021 and December 31, 2020, the Company’s current liabilities exceeded its current assets by US$16,788,356 and US$15,168,865 and its negative net shareholders’ equity was US$3,903,256 and US$2,267,400, respectively.

The Company’s operations are subject to evolving regulatory oversight by the Chinese governmental and local regulatory authorities. As the Chinese education sector grows, applicable laws, rules, and regulations are evolving. Any changes in laws and regulations applicable to the Company’s operations may increase its cost of compliance or may force the Company to revise its business plan or cease some aspects of its operations. If the Company fails to continuously comply with applicable rules and regulations, the Company may face fines or restrictions on its business activities, or even a suspension of all or part of its business operations. Furthermore, the Chinese governmental and local authorities may institute new licensing requirements applicable to the Company’s current or future operations. If such licensing requirements were introduced, the Company cannot assure you that it would be able to obtain any newly required license promptly, or at all, which could materially and adversely affect the Company’s business.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

F-10

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The combined financial statements include the financial statements of the Company.

Use of estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets and collectability of accounts receivable. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to US$78,567) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Account receivables

Account receivables are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and 2020, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

F-11

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as property, plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There were no impairments of these assets as of December 31, 2021 and 2020.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 —	inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of December 31, 2021 and 2020 approximates their carrying amount based upon the short-term nature of the assets and liabilities.

F-12

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property plant, and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property ,plant and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Building	44 to 50 years
Equipment and furniture	3 to 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statement of income and other comprehensive income in other income or expenses.

Construction in progress represents buildings under construction and plant and equipment pending installation, and is stated at cost less impairment losses. Depreciation begins when the relevant assets are available for use.

Intangible assets, net

Intangible assets consist primarily of land use right. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 50 years.

Amortization expenses were US$37,728 and US$35,297 for the years ended December 31, 2021 and 2020, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are US$38,203, US$38,203, US$38,203, US$38,203 and US$38,203 for the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

Revenue recognition

The Company’s revenues are primarily derived from providing educational programs to college students. Course fees are generally received in advance prior to the beginning of each applicable course or program. Course fees are recognized proportionately over the terms of the applicable course or program because the students simultaneously receive and consume the benefits provided by the Company. The portion of course fees received from students but not earned is recorded as deferred revenue. Revenues are reported net of all value added taxes.

To determine revenue recognition for contracts with students, the Company performs the following five steps: (i) identify the contract with the students, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

F-13

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid expense and other current asset

Prepaid expenses represent expenditures that have not yet been recorded by a company as an expense, but have been paid for in advance. In other words, prepaid expenses are expenditures paid in one accounting period, but will not be recognized until a later accounting period. Prepaid expenses are initially recorded as assets, because they have future economic benefits, and are expensed at the time when the benefits are realized.

The other current asset mainly the other receivables. The other receivables including the receivable of the personal reserve, withholding social security, etc.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020. The Company does not believe there was any uncertain tax provision as of December 31, 2021 and 2020.

The Company’s operating subsidiaries and the VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2021 and 2020. As of December 31, 2021, all of the tax returns of the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in Renminbi (“RMB”) to U.S. dollars (“US$” or “$”) is reported in other comprehensive loss in the consolidated statement of income and other comprehensive loss.

F-14

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic EPS is measured as net loss divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2020, there were no dilutive shares.

Foreign currency translation

The functional currency for the Company and Wan Zhong is the US$. However, the Company and Wan Zhong currently only serve as the holding companies and did not have active operation as of December 31, 2021. The Company operates primarily through its Colleges in the PRC, and the functional currency for Colleges is the RMB. The Company’s consolidated financial statements have been translated into the reporting currency US$ assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2021	December 31, 2020
Year-end spot rate	US$1=RMB 6.3640	US$1=RMB 6.5250
Average rate	US$1=RMB 6.4441	US$1=RMB 6.8878

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

F-15

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this ASU on January 1, 2021. The adoption of this guidance had no material impact on the Company’s consolidated financial statements.

F-16

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 4 — CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents primarily include cash on hand and cash in bank. The following table sets forth the balances as of December 31, 2021 and 2020.

	As of	As of
	December 31,	December 31,
	2021	2020
Cash on hand	$1,572	$1,581
Cash in bank	641,265	2,671,659
Cash and cash equivalents	$642,837	$2,673,240

NOTE 5 — ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2021	2020
Accounts receivable	$46,338	$193,877

The Company’s accounts receivable primarily include college fees collectible from students. No allowance for doubtful accounts was deemed necessary for the years ended December 31, 2021 and 2020 as the Company considered all of the accounts receivable fully collectible.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of prepayment of expenses, deposits and others. The following table sets forth the balances as of December 31, 2021 and 2020.

	As of	As of
	December 31,	December 31,
	2021	2020
Prepaid expenses	$1,609,932	$927,497
Others current assets	194,786	273,274
Prepaid expenses and other current assets	$1,804,718	$1,200,771

F-17

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 7 – PROPERTY PLANT AND EQUIPMENT

The Company’s property, plant and equipment as of December 31, 2021 and 2020 consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2020
Property	$9,882,214	$9,638,377
Equipment and furniture	8,963,095	7,731,529
Sub-total	18,845,309	17,369,906
Accumulated depreciation	(8,322,477)	(6,392,977)
Property, plant and equipment, net	10,522,832	10,976,929
Construction in progress	961,502	521,073
Total	$11,484,334	$11,498,002

The Company’s depreciation expense without exchange differences for the years ended December 31, 2021 and 2020 were $1,745,792 and $1,412,233, respectively, and the exchange differences of the depreciation expense for the years ended December 31, 2021 and 2020 were $183,708.00 and $ 386,098.00, respectively. The Company’s depreciation expense including exchange differences for the years ended December 31, 2021 and 2020 were $1,929,500 and $1,798,331, respectively

NOTE 8 – INTANGIBLE ASSETS, NET

The Company’s intangible assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2020
Land use right	$1,910,135	$1,863,004
Accumulated depreciation	(509,369)	(459,541)
Intangible assets, net	$1,400,766	$1,403,463

F-18

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 9 — CONTRACT BALANCES

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Company expects to recover those costs. Incremental costs of obtaining a contract mainly include course fees to professional education service providers. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate. The Company elected to apply the practical expedient to expense incremental costs of obtaining a contract when incurred as the amortization period of the contract cost that the Company otherwise would have amortized is generally less than one year.

As of December 31, 2021 and 2020, the balance of capitalized costs of obtaining contracts with customers was $1,565,904 and $927,497, respectively. For the years ended December 31, 2021 and 2020, the Company recognized amortization of $5.4 million and $3.4 million as “cost of revenue” in the consolidated statement of income. There was no impairment of contract cost assets recognized during the years ended December 31, 2021 and 2020.

Contract and refund liabilities

The following table provides information about the Company’s contract liabilities and refund liability arising from contracts with customers. The increase in contract liabilities primarily resulted from the Company’s business growth.

	As of	As of
	December 31,	December 31,
	2021	2020
Deferred revenue	$6,878,183	$6,563,452

Refund liabilities (note 7)	$5,657	-

Deferred revenue primarily consists of course fees received from students for which the Company’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition are met. Revenue recognized during the years ended December 31, 2021 and 2020 that was included in the deferred revenue balance at January 1, 2021 and January 1, 2020 amounted to $6,563,452 and $5,236,673, respectively.

Refund liability represents the course fee collected by the Company which it expects to refund to its students as a result of its refund policy. Refund liability is computed based on the actual refund for each student.

The Company’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2021, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $6,878,183. The Company expects to recognize revenue of $6,878,183 arising from contract liabilities as of December 31, 2021, for the financial year ending December 31, 2022.

F-19

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 10 — ACCOUNTS PAYABLE

	As of	As of
	December 31,	December 31,
	2021	2020

Accounts payable	$5,531,337	$7,309,641

The Company’s accounts payable primarily include the payable of course fee, smart campus fees and training funds.

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of	As of
	December 31,	December 31,
	2021	2020
Accrued expenses	$6,008,580	$4,809,949
Salaries payable	701,360	627,914
Due to related parties	157,039	2,346
Refund liabilities (note 6)	5,657	-
Other taxes payable	93	909
	$6,872,729	$5,441,118

F-20

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 12 – INCOME TAXES

British Virgin Islands

The Company is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Wan Zhong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Wan Zhong did not generate any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC Enterprise Income Tax (“EIT Law”)

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for the purposes of the EIT Law. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed as resident enterprises, the Company and its entities registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Income tax returns of PRC subsidiaries and the VIEs are filed on an individual entity basis. The PRC entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

The Company’s entities in the PRC is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the years ended December 31, 2021 and 2020, respectively

F-21

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 12 – INCOME TAXES (continued)

The components of income tax expenses are as follows:

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2021	2020
Current tax expenses
BVI	-	-
Hong Kong	-	-
PRC	-	-
	-	-
Deferred tax expenses
BVI	-	-
Hong Kong	-	-
PRC	-	-
Income tax expenses	-	-

As of December 31, 2021 and 2020, income tax payable was nil and nil, respectively.

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2021	2020
PRC income tax statutory rate	25%	25%
Non-deductible items	(25)%	(25)%
Non-PRC entities not subject to PRC income tax	-	-
Effective tax rate	-%	-%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2021, all of the tax returns for the Company’s PRC subsidiaries and the VIEs remain open for statutory examination by PRC tax authorities.

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Fuzhou Melbourne Polytechnic Professional College had a cumulative net operating loss of approximately $5.5 million (RMB35.1 million) as of December 31, 2021, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $5.5 million was recorded against the gross deferred tax asset balance at December 31, 2021. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Fuzhou Melbourne Polytechnic Professional College will not generate sufficient future taxable income to utilize the net operating loss.

F-22

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 13 – SHAREHOLDERS’ EQUITY

The Company was incorporated under the laws of the BVI on March 23, 2018, with registered capital of 50,000 ordinary shares with a par value of HKD1 each.

NOTE 14 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. The Company is principally engaged in provision of education programs to college students in the PRC. Based on management’s assessment, the Company has determined that it has a single reportable segment as defined by ASC 280.

NOTE 15 — CONCENTRATIONS OF RISK

For the years ended December 31, 2021 and 2020, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its entities located in the PRC.

No single customer represented 10% or more of revenue for the years ended December 31, 2021 and 2020.

No single customer accounted for 10% or more of total outstanding accounts receivable balance as of December 31, 2021 and 2020.

No single supplier accounted for 10% or more of the total purchases for the years ended December 31, 2021 and 2020.

F-23

Wanwang Investment Limited

Notes to Consolidated Financial Statements

NOTE 16 — COMMITMENT AND CONTINGENCIES

Operating lease commitment

As of December 31, 2021, the Company did not have any operating lease commitment.

Capital commitment

As of December 31, 2021, the Company did not have any capital commitment.

Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past caused, or to the Company’s knowledge, are reasonably possible to cause, a material change on the Company’s financial position, results of operations, or cash flow.

NOTE 17 – RELATED PARTY TRANSACTIONS

Due to a related party

As of December 31, 2021 and 2020, balance due to a related party, Mr. Huang Xiaoshi, amounted to $157,039 and $2,346, respectively. The balance mainly consisted of advances from the Company’s principal shareholder for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

NOTE 18 – SUBSEQUENT EVENTS

On February 1, 2022, the Company, Thrive Shine Limited, a company incorporated in the British Virgin Island, and its shareholder, Mr. Huang Xiao Shi, entered into a stock purchase agreement (the “Acquisition Agreement”) with China Liberal Education Holdings Limited, a NASDAQ listed company (“CLEU”), a company incorporated under the laws of the Cayman Islands. Pursuant to the Acquisition Agreement, CLEU agreed to purchase all of the equity interests in the Company in consideration of $60 million. Pursuant to the Acquisition Agreement, the purchase consideration is payable in cash of $40 million and the remainder of the purchase price of approximately $20 million will be paid in cash and is subject to post-closing adjustments based on the performance of the Company in 2022.

F-24

CHINA LIBERAL EDUCATION HOLDING LIMITED

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2021 (UNAUDITED)

	China Liberal Education	Wanwang			Combined
	Holdings Limited	Investment Limited	Adjustments		Pro Forma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,678,421	$642,837	$-		$33,321,258
Accounts receivable	2,462,550	46,338	(2,336,819	)(b)	172,069
Contract assets,	2,014,146		(2,014,146	)(b)	-
Advances to Suppliers, net	4,525,794		-		4,525,794
Prepayment to acquire a subsidiary	1,492,772				1,492,772
Inventories, net	201,091				201,091
Prepaid expenses and other current assets	175,956	1,804,718	-		1,980,674
Total current assets	43,550,730	2,493,893	(4,350,965)		41,693,658

NON-CURRENT ASSETS
Property, plant and equipment, net	35,384	11,484,334	-		11,519,718
Intangible assets, net		1,400,766			1,400,766
Right-of-use lease assets	47,617		-		47,617
Goodwill	-		63,903,256	(a)	63,903,256
Total non-current assets	83,001	12,885,100	63,903,256		76,871,357
TOTAL ASSETS	$43,633,731	$15,378,993	$59,552,291		$118,565,015

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Account payables	$169,137	$5,531,337	$(4,350,965	)(b)	$1,349,509
Contract liabilities	291,833		-		291,833
Taxes payable	740,966		-		740,966
Due to related parties	23,557		-		23,557
Lease liability	47,617				47,617
Deferred revenue		6,878,183			6,878,183
Accrued expenses and other liabilities	402,233	6,872,729	-		7,274,962
Total current liabilities	1,675,343	19,282,249	(4,350,965)		16,606,627
TOTAL LIABILITIES	1,675,343	19,282,249	(4,350,965)		16,606,627

EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,848,333 and 6,333,333 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	13,848	-			13,848
Additional paid-in capital	40,686,311	4,320,264	55,679,736	(a)	100,686,311
Retained earnings (Accumulated deficit)	147,278	(8,003,100)	8,003,100	(a)	147,278
Statutory reserve	719,804				719,804
Accumulated other comprehensive income	391,147	(220,420)	220,420	(a)	391,147
Total equity (deficit)	41,958,388	(3,903,256)	63,903,256		101,958,388
TOTAL LIABILITIES AND EQUITY	$43,633,731	$15,378,993	$59,552,291		$118,565,015

See accompanying notes to the unaudited pro forma condensed combined financial statements

F-25

CHINA LIBERAL EDUCATION HOLDING LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

(UNAUDITED)

	China Liberal Education Holdings Limited	Wanwang Investment Limited		Adjustments	Combined Pro Forma

REVENUES	$3,909,546		$13,182,745	$-	$17,092,291
COST OF REVENUES	1,149,148		13,085,469	-	14,234,617
GROSS PROFIT	2,760,398		97,276	-	2,857,674

OPERATING EXPENSES:				-
Sales and marketing expense	152,759		270,094	-	422,853
General and administrative expense	3,778,329		1,962,681	-	5,741,010
Total operating expenses	3,931,088		2,232,775	-	6,163,863
LOSS FROM OPERATIONS	(1,170,690)		(2,135,499)	-	(3,306,189)

OTHER INCOME (EXPENSE)
Interest income	94,195		13,059	-	107,254
Other Income, net	126,648		563,532	-	690,180
Total other income, net	220,843		576,591	-	797,434

LOSS BEFORE INCOME TAXES	(949,847)		(1,558,908)	-	(2,508,755)

PROVISION FOR INCOME TAXES	300,034		-	-	300,034

NET LOSS FROM CONTINUING OPERATIONS	(1,249,881)		(1,558,908)	-	(2,808,789)

NET LOSS	(1,249,881)		(1,558,908)		(2,808,789)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	232,001		(76,948)	-	155,053
TOTAL COMPREHENSIVE LOSS	$(1,017,880)		$(1,635,856)	$-	$(2,653,736)
Less: comprehensive income (loss) attributable to non-controlling interest	-		-	-	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO CHINA LIBERAL EDUCATION	$(1,017,880)		$(1,635,856)	$-	$(2,653,736)

WEIGHTED AVERAGE NUMBER OF SHARES OF ORDINARY SHARES
Basic and diluted	10,368,563		-		10,368,563

LOSS PER SHARE
Basic and diluted	$(0.12)	$	N/A	$-	$(0.12)

See accompanying notes to the unaudited pro forma condensed combined financial statements

F-26

CHINA LIBERAL EDUCATION HOLDING LIMITED

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.  Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provision of ASC 805 on the basis of China Liberal Education Holdings Limited and its subsidiaries (the “Company”) as the accounting acquirer of Wanwang Investment Limited, and its subsidiary (“Wanwang”). Under the acquisition method, the acquisition date fair value of the gross consideration paid by the Company to close the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair value. Management has made significant estimates and assumptions in determining the preliminary allocation of the gross consideration transferred in the unaudited pro forma condensed combined financial information. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amount recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. The Company believes that its assumptions and methodologies provided a reasonable basis for presenting all the significant effects of the acquisition contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet combines the Company’s and Wanwang’s balance sheets as of December 31, 2021 as if the acquisition had occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations combines the Company’s and Wanwang’s operations for the year ended December 31, 2021, presented as if the acquisition had been completed on January 1, 2021. These unaudited pro forma combined condensed financial statements are based upon the historical financial statements of the Company and Wanwang after considering the effect of the adjustments described in these footnotes.

The accompanying unaudited pro forma combined financial statements do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of the Company and Wanwang operations. Further, actual results may be different from these unaudited pro forma combined financial statements. They should be read in conjunction with the historical financial statements and notes thereto of the Company and Wanwang.

F-27

 2.  Estimated Preliminary Purchase Price Allocation

The preliminary consideration and allocation of the purchase price to the fair value of Wanwang’s assets acquired and liabilities assumed as if the acquisition date was December 31, 2021 is presented below:

Calculation of consideration per the stock purchase agreement
Cash		$60,000,000
Total consideration		$60,000,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$642,837
Accounts receivable	46,338
Other current assets	1,804,718
Property, plant and equipment, net	11,484,334
Intangible assets, net	1,400,766
Accounts payable	(5,531,337)
Deferred revenue	(6,878,183)
Other payables and accrued liabilities	(6,872,729)
Total identifiable net assets		(3,903,256)
Goodwill		63,903,256
Net assets acquired		$60,000,000

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Wanwang.

The Company has not completed the detailed valuation necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimate of the Company based on the information currently available and are subject to change once additional analyses are completed.

As the goodwill calculation above assumed full payment of the purchase price, the final amount recorded may differ materially from the information presented.

3. Pro forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the acquisition and has been prepared for informational purposed only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The pro forma adjustments are comprised of the following elements:

(a)

Represents acquisition consideration allocated to assets acquired and liabilities assumed in the acquisition, and the allocation to goodwill, which was the amount that the purchase price exceeded the fair value of the identifiable net assets, and the elimination of the equity of Wanwang that the Company acquired.

(b)	Consolidated and offset the amount of transactions between the Company and Wanwang.

F-28